UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Burford Capital Limited (“Burford Capital”), the leading global finance and asset management firm focused on law, announced the closing on January 30, 2024 of the previously announced private offering of $275.0 million aggregate principal amount of additional 9.250% senior notes due 2031 (the “Additional Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC (the “Issuer”). The Additional Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC, both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Additional Notes, the “Securities”). There was $400.0 million aggregate principal amount of the Issuer’s 9.250% senior notes due 2031 (the “Initial Notes”) outstanding prior to the closing of the offering. The Additional Notes were issued as “Additional Notes” under the indenture, dated as of June 26, 2023 (the “Indenture”), by and among the Issuer, Burford Capital, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee, pursuant to which the Issuer previously issued the Initial Notes. The Additional Notes have identical terms to the Initial Notes (other than with respect to the date of issuance, the issue price and the first interest payment date) and will be treated as a single class for all purposes under the Indenture. The Indenture is filed herewith as Exhibit 99.1.

Burford Capital intends to use the net proceeds from the offering of the Securities for general corporate purposes.

This Report includes materials as Exhibit 99.2 that have been made available in respect of Burford Capital as of January 30, 2024.

This Report on Form 6-K is incorporated by reference into the following Registration Statements of Burford Capital:

•	Registration Statement (Form S-8 No. 333-274583) pertaining to the Burford Capital 2016 Long Term Incentive Plan;

•	Registration Statement (Form S-8 No. 333-259493) pertaining to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan; and

•	Registration Statement (Form S-8 No. 333-249328) pertaining to the Burford Capital 2016 Long Term Incentive Plan.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Indenture, dated as of June 26, 2023, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (including as Exhibit A thereto the Form of 9.250% Senior Notes due 2031) (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Burford Capital Limited (File No. 001-39511) as filed with the US Securities and Exchange Commission on June 26, 2023).
Exhibit 99.2	Release, dated January 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark N. Klein
Name: Mark N. Klein
Title: General Counsel and Chief Administrative Officer

Date: January 30, 2024